SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair DAC
Dublin Office
Airside Business Park
Swords
County Dublin, K67 NY94
Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report comprises the following exhibit, which consists of a contract subject to a request for confidential treatment that has been filed with the Securities and Exchange Commission.

Exhibit No.	Description

4*
Purchase Agreement No. 4258 between the Boeing Company and Aviation Finance and Leasing S.a.r.l. (a subsidiary of Ryanair DAC) relating to Model Boeing 737-MAX-200 aircraft, together with ancillary documents.

________________________________________
*      Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 August, 2019

By:	/s/ Neil Sorahan
Neil Sorahan
Chief Financial Officer